FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated April 28, 2017

TRANSLATION
Autonomous City of Buenos Aires, April 28, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Appointment of the Audit Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Merval Listing Regulations.

The Board of Directors of YPF S.A., at its meeting held on April 28, 2017, resolved to appoint the following Directors to the Audit Committee:

Title	Names	Status

President	Carlos Alberto Felices	Independent

Members	Daniel Gustavo Montamat	Independent
	Luis Augusto Domenech	Independent
	Emilio José Apud	Independent
	Inés María Leopoldo	Independent

Additionally, Mr. Carlos Felices is the "Audit Committee Financial Expert."

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 5, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer